Exhibit 4(e)
Home Office: Cincinnati, Ohio
Fixed Administrative Office: P.O. Box 5420, Cincinnati, Ohio 45201-5420
Variable Administrative Office: P.O. Box 5423, Cincinnati, Ohio 45201-5423
WAIVER OF EARLY WITHDRAWAL CHARGES
UPON TERMINAL ILLNESS RIDER
The group annuity contract (the “Contract”) is changed by this Waiver of Early Withdrawal Charges Upon Terminal Illness Rider (this “Rider”) to add the following new provisions:
Terminal Illness Waiver
Upon the Written Request of the Participant, we will waive the Early Withdrawal Charges that may otherwise apply to a withdrawal from, or surrender or annuitization of the interest of the Participant in the Contract if at the time of such withdrawal, surrender, or annuitization all of the following conditions are met:
1)	an Insured for the interest of the Participant in the Contract has been diagnosed with a terminal illness by a Physician;

2)	as a result of the terminal illness, such Insured has a life expectancy of less than twelve (12) months from the date of diagnosis; and

3)	such illness is first diagnosed at least one (1) year after the Certificate Effective Date.
The Participant must provide us with proof of a diagnosis that meets these conditions. The diagnosis and proof must be satisfactory to us. We reserve the right to have a Physician that we choose examine the Insured to confirm the diagnosis. The Written Request and the satisfactory diagnosis and proof must be provided to us before the date of the withdrawal, surrender, or annuitization. This waiver, when it applies, is in lieu of, and not in addition to, the free withdrawal allowance under the Contract.
Definitions
Capitalized terms not defined in this Rider have the same meaning as such terms are defined in the Contract. The following additional definitions apply to this Rider.
Insured: An individual whose diagnosis is used to qualify for benefits under this Rider. For the interest of a Participant in the Contract, each owner of such interest on his or her Rider Effective Date who is a natural person is an Insured. If an owner of such interest on his or her Rider Effective Date is not a natural person, then for such interest each Annuitant on such date who is a natural person is an Insured. For this purpose, an individual acting as a trustee or plan sponsor is not treated as a natural person. No person other than a successor owner may become an Insured after the Rider Effective Date. If the spouse of a person who is an Insured becomes the successor owner of the interest of the Participant in the Contract, then that spouse will become the Insured.

Early Withdrawal Charge: An early withdrawal charge, surrender charge, contingent deferred sales charge, or premature use charge that may apply to a withdrawal, surrender, or annuitization under the Contract. It does not include a proportional reduction in values or benefits. It does not include a market value adjustment.
Physician: A person who is licensed in the United States as a medical doctor (M.D.) or a doctor of osteopathy (D.O.) and who is practicing within the scope of his or her license. The term “Physician” does not include a Participant, an Insured, a Family Member of a Participant or Insured, or an employee, officer, director, owner, partner, member, or agent of a Participant that is not a natural person.
Family Member: A spouse, parent, grandparent, child, grandchild, sibling, aunt, uncle, first cousin, niece, or nephew, or any such relative by marriage or adoption, including in-laws and step-relatives.
Rider Effective Date: For a Participant, his or her Certificate Effective Date, or the date that this Rider was added to the Contract, whichever is later.
Termination
This Rider will terminate for the interest of a Participant in the Contract and shall have no value when one of the following occurs:
1)	he or she transfers or assigns an interest in the Contract, unless to an Insured for his or her interest;

2)	the Early Withdrawal Charge period ends and no further Early Withdrawal Charge period will apply for his or her interest in the Contract;

3)	he or she surrenders or annuitizes his or her interest in the Contract; or

4)	a death that would give rise to a death benefit for his or her interest in the Contract, unless a spouse who is an Insured becomes the successor owner of his or her interest in the Contract.
This Rider is a part of the Contract. It is not a separate contract. It changes the Contract only as and to the extent stated. In the case of conflict with other terms of the Contract, the terms of this Rider shall control.
Signed for us at our office as of the date of issue.

MARK F. MUETHING	CHARLES R. SCHEPER
SECRETARY	PRESIDENT